Simpson Thacher & Bartlett LLP 900 G STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

June 9, 2022

VIA EDGAR

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AGTB Private BDC (the “Fund”)

File No. 000-56420

Dear Ms. Rossotto:

On behalf of AGTB Private BDC (the “Fund”), we transmit for filing the Fund’s responses to comments received by letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 11, 2022 and by telephone on May 27, 2022 relating to the above-referenced registration statement on Form 10-12G (the “Registration Statement”) originally filed with the Commission on April 12, 2022, voluntarily registering shares of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Securities and Exchange Commission	June 9, 2022

General

Page 1 – EXPLANATORY NOTE

1.	Please add the following bullet points to this section:

The Fund has elected to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

Currently, we do not intend to institute a share repurchase program. Any share repurchases of common stock by the Fund in the future, if any, are expected to be very limited.

Response: The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 6 – INVESTMENT MANAGEMENT AGREEMENT; ADMINISTRATION AGREEMENT

2.	Please add to this section a fee table that conforms to the requirements of Item 3 of Form N-2. Such disclosure will be helpful to investors.

Response: The Fund respectfully declines to include a fee table that conforms to Item 3 of Form N-2 because Form 10 does not require the inclusion of such table. Additionally, as a privately-offered BDC, there is no such Exchange Act filing requirement.

3.

Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $      $      $      $     .” Such disclosure will be helpful to investors.

Response: The Fund respectfully declines to include the requested example because Form 10 does not require the inclusion of the example. Further, Form 10 is not an offering document. Accordingly, investors should not rely on the Form 10 to make investment decisions.

4.	Please include a graphical representation illustrating the incentive fee.

Response: The Fund respectfully declines to include a graphical representation illustrating the incentive fee as it does not believe that investors in a privately-offered BDC require such a graphical example.

Securities and Exchange Commission	June 9, 2022

Page 9 – INVESTMENT APPROACH

5.	The final paragraph on this page refers to an “initial screen” of new investment opportunities. Please add disclosure explaining of what this initial screen consists.

Response: The Fund has updated its disclosure in the Registration Statement to explain that the initial screen is intended to ensure that the investment is appropriate for the Fund.

Page 10 – INVESTMENT APPROACH

6.

The first full sentence on this page states that due diligence teams will conduct an underwriting review, which “will include third-party accounting and insurance reviews, as well as environmental reviews where relevant . . . .” Please clarify what is meant by “environmental reviews,” specifically whether this refers to market environments or is climate related.

Response: The Fund has updated its disclosure to discuss ESG and how ESG plays a role in the Adviser’s investment process.

Page 11 – INVESTMENT STRATEGY

7.

The final paragraph of this section states that the Fund may obtain one or more credit facilities directly or indirectly through one or more subsidiaries secured by a pledge by the Fund or its subsidiaries. To the extent that the Fund will have primary control over any entities that engage in investment activities in securities or other assets, please respond to the following comments. Note that a primarily controlled entity is an entity that the Fund controls, as defined in Section 2(a)(9) of 1940 Act, and for which the Fund’s control of the entity is greater than that of any other person.

a.	Disclose that “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

Response: The Fund has updated its disclosure in the Registration Statement to include the requested disclosure.

b.

Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary, so that the Fund treats the subsidiary’s debt as its own for purposes of Section 61.

Securities and Exchange Commission	June 9, 2022

Response: The Fund has updated its disclosure in the Registration Statement to include statements that it complies with these provisions of the 1940 Act.

c.

Disclose that each investment adviser to the subsidiaries complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15, as it applies through Section 59) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

Response: Currently, no such investment advisory contracts exist between the subsidiary and an investment advisor. The Fund will disclose such contracts as a material contract and an exhibit to the Registration Statement, if applicable in the future.

d.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17, as modified by Section 57). Identify the custodian of the subsidiary, if any.

Response: The Fund has updated its disclosure in the Registration Statement to include statements that it complies with these provisions of the 1940 Act. The Fund has identified the custodian to each of the Fund’s subsidiaries.

e.

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response: The Fund has updated its disclosure in the Registration Statement to note that its principal risk factors apply to the Fund and its subsidiaries on a consolidated basis.

f.	Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund confirms that financial statements of the Fund and its subsidiary will be consolidated.

Securities and Exchange Commission	June 9, 2022

g.

Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder.

Response: The Fund confirms that its subsidiaries and board of directors, if applicable, will agree to inspection by the staff of the subsidiaries’ books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder.

h.	Confirm that if a subsidiary is not organized in the United States, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: Each of the Fund’s subsidiaries were organized in the United States. If a subsidiary is not organized in the United States, the Fund confirms that the subsidiary and its board of directors, if applicable, will agree to designate an agent for service of process in the United States.

i.

For any wholly-owned subsidiary of the Fund, please confirm that a subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Fund discloses and a subsidiary’s expenses will be included in the “Other Expenses” line item of any such fee table.

Response: The Fund is not required to file a Fees and Expense table. However, to the extent the Fund conducts a public offering of equity securities, it confirms that the management fees and performance fees of a wholly owned subsidiary of the Fund are charged directly to the Fund and not at the wholly owned subsidiary-level. Accordingly, since the Fund’s wholly owned subsidiaries will be consolidated, their expenses will be included in the Fund’s fees and expenses table if such table is required to be filed. It is also expected that the Fund’s “Other expenses” in any fees and expenses table will represent the estimated annual other expenses of the Fund and its wholly owned subsidiaries, as applicable.

Page 20 – The Private Offering

8.

The second full paragraph on this page states that investors who fail to make the required capital commitments may be subject to certain default provisions. Please disclose what these default provisions may be. For example, will a defaulting investor forfeit a portion of his/her shares to non-defaulting investors?

Response: The Fund’s current subscription agreement for investors does not include any default provisions. As such, the Fund respectfully declines to add any such disclosure in its Registration Statement. To the extent that the Fund does include such a provision, it will be added to disclosure in the Fund’s private placement memorandum (“PPM”).

Securities and Exchange Commission	June 9, 2022

Page 23 – Affiliated Transactions

9.

Please confirm whether any investors in the Fund (or affiliates of such investors) will invest in co-investment vehicles (whether on a fee or fee-free basis) that will co-invest alongside the Fund. Please describe such co-investment vehicles and the allocation process pursuant to which such vehicles will co-invest alongside the Fund.

Response: The Advisor to the Fund does not currently intend to create any co-investment vehicles to invest alongside the Fund. However, to the extent that the Advisor does create any co-investment vehicles to invest alongside the Fund, a description of the investment allocation process for those vehicles will be added to the disclosure in the PPM if the Fund determines such disclosure is necessary.

Page 32 – Risk Factor Summary

10.	Please consider providing the summary risk factors earlier in the prospectus, rather than on pages 32-34.

Response: The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Page 32 – Risks Related to Our Business and Structure

11.	Please add risk disclosure regarding the cost of Exchange Act reporting.

Response: The Fund has updated its disclosure in the Registration Statement to include a risk factor regarding the cost of Exchange Act reporting.

Page 48 – We are subject to risks related to corporate social responsibility.

12.	It is unclear from this disclosure whether the Fund plans to consider ESG criteria in selecting investments. If the Fund will consider ESG factors, please disclose as part of the Fund’s strategy.

Response: The Fund has updated disclosure in accordance with the Staff’s comment to note that its Adviser does take into account ESG factors in its investment process.

Securities and Exchange Commission	June 9, 2022

Pages 70-71 – There may be conflicts of interest related to obligations that the Advisor’s senior management and Investment Team have to other clients.

13.	The disclosure references “affiliated equipment funds” in the carryover paragraph at the top of page 71. Please revise the disclosure to include a plain English description of “equipment funds.”

Response: The Fund has updated its disclosure in the Registration Statement to correct this typo, which now reads “affiliated funds.”

Page 99 – Exclusive Delaware Jurisdiction

14.	Please add disclosure to this section explaining that the “Exclusive Delaware Jurisdiction” provision means that shareholders may have to bring suit in an inconvenient and less favorable forum.

Response: The Fund has updated its disclosure in the Registration Statement to explain that shareholders may have to bring suit in an inconvenient and less favorable forum.

Page 100 – Item 12. Indemnification of Trustees and Officers

15.

The penultimate sentence on this page provides that “The 1940 Act provides, among other things, that a company may not indemnify any trustee or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith or gross negligence.” Please add to the end of this sentence “or reckless disregard of the duties involved in the conduct of his or her office” to track the language of Section 17(h) of the 1940 Act.

Response: The Fund has updated its disclosure to include the requested language in the Registration Statement.

Page 101 – Item 13. Financial Statements and Supplementary Data

16.	Please provide a hyperlink to the financial statements cross-referenced in this section.

Response: The Fund has updated its Registration Statement to include hyperlinks to the financial statements cross-referenced in this section.

Securities and Exchange Commission	June 9, 2022

ACCOUNTING COMMENTS

Page 6 – INVESTMENT MANAGEMENT AGREEMENT; ADMINISTRATION AGREEMENT

1.

Please explain why cash equivalents are referenced in the second paragraph. Cash equivalents are not referenced as a component of the base management fee and are not referenced in the Investment Management Agreement.

Response: The Fund has revised the disclosure in the Registration Statement to delete this sentence.

Page 84 – Critical Accounting Policies

2.

Please explain whether this section includes all critical accounting policies that have had or are reasonably likely to have a material impact on the financial condition or results of operations per Item 303(b)(3) of Regulation S-K. For example, please consider a valuation and revenue recognition critical accounting policy.

Response: The Fund has updated the disclosure in its Registration Statement to include all critical accounting policies that have had or are reasonably likely to have a material impact on the financial condition or results of operations.

Page 101 – Item 13. Financial Statements and Supplementary Data

3.	Please file an amended Form 10 filing at least 15 days prior to the Form 10’s effectiveness to include the financial statements.

Response: The Fund has supplementally provided the Staff with its audited financial statements for review prior to the date hereof.

AUDITED FINANCIALS

1.	On page 2 of the audited financials, the Audit says “60 shares issued and outstanding.” However, p. 4 says “[T]he Company is authorized to issue an unlimited number of shares.” Please reconcile.

Response: The audited financials have been updated in accordance with the comment.

2.	On page 4 of the audited financials, please correct the apparent typo, “As of March 31, 2022, the Company is authorized to issue an unlimited number or shares.”

Response: The audited financials have been updated in accordance with the comment.

3.	On page 5 of the audited financials, the Audit says “For the period January 17, 2022 (date of inception)….” Should this be January 27, 2022 to be consistent with other disclosure?

Securities and Exchange Commission	June 9, 2022

Response: The audited financials have been updated in accordance with the comment.

4.

On page 7 of the audited financials, in the first full paragraph, the Note 5 states, “First calendar day of the applicable month.” Please revise to state, “First business day of the applicable month”, in order to be consistent with the Investment Management Agreement (IMA). Please also conform any related disclosure in the Form 10.

Response: The audited financials and Form 10 have been updated in accordance with the comment.

5.

On page 7 of the audited financials, in the third full paragraph, there is an exception (including any other fees (other than fees for providing managerial assistance),…). The exception for “other than fees for providing for managerial assistance” does not appear in the IMA. Please update the audited financials in order to be consistent with the IMA.

Response: The audited financials have been updated in accordance with the comment.

6.

On page 7 of the audited financials, in the fourth full paragraph, the Note states that, “The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.” Please supplementally state whether this is a clarification or whether it is should be in the IMA.

Response: The statement is a clarification to note that the effect of the expense support payments and recoupments will not affect the Company’s Pre-Incentive Fee Net Investment Income Returns. If it did, the Adviser may be able to receive additional compensation earlier than it would otherwise be able to receive.

7.

In “Section 5. Agreements and Related Party Transactions,” there is no discussion of Expense Support and Conditional Reimbursement Agreement. Please either include a discussion of the agreement or supplementally explain why it is excluded.

Response: The discussion of the Expense Support and Conditional Reimbursement Agreement was not included in the notes to the financial statements because (a) the agreement had not been entered into until after the reporting period and (b) the Company did not deem the agreement material as of the date of the audit opinion because no support had been taken. The Company notes that it will include appropriate disclosure regarding the Expense Support and Conditional Reimbursement Agreement in future financial statements.

8.

In the Form 10, there is disclosure related to a cap on reimbursements for organizational and offering costs up to $1.25 million. Should this arrangement for the Fund to pay such costs up to the $1.25 million cap be disclosed in the seed audit? Additionally, the Form 10 says that there is no commitment of external capital to the Fund, however, the Audit indicates otherwise in “7. Subsequent Events.”

Securities and Exchange Commission	June 9, 2022

Response: The audited financials have been updated in accordance with the comment. The Form 10 amendment will include disclosure regarding any capital commitments entered into following the Form 10’s original filing.

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Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Christopher R. Bellacicco, Securities and Exchange Commission

Jenny B. Neslin, AGTB Private BDC

Rajib Chanda, Simpson Thacher & Bartlett LLP

Hadley Dryland, Simpson Thacher & Bartlett LLP

Sean Lowry, Simpson Thacher & Bartlett LLP